United States Securities and Exchange Commission
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2005
Commission File Number 000-27663
SIFY LIMITED
(Exact name of registrant as specified in its charter)
Not Applicable
(Translation of registrant’s name into English)
Chennai, Tamilnadu, India
(Jurisdiction of incorporation or organization)
Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113, India
(91) 44-2254-0777
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑ Form 40 F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.
Sify Limited is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form S-8 (Registration Nos. 333-101322 and 333-107938) and on Form F-3 (Registration Nos. 333-101915 and 333-121047).
     The number of equity shares of the Registrant outstanding as on December 5, 2005 was 35,394,598.

SIFY LIMITED
FORM 6-K
For the Quarter ended September 30, 2005

Currency of Presentation and Certain Defined Terms
     Unless the context otherwise requires, references herein to “we,” “us,” the “company” or “Sify” are to Sify Limited (formerly known as Satyam Infoway Limited), a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services Limited (“Satyam Computer Services”), a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges. In January 2003, we changed the name of our company from Satyam Infoway Limited to Sify Limited. “Satyam” is a trademark owned by Satyam Computer Services, which licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “Sify iway,” “SifyOnline,” “SifyMax.in,” “SatyamOnline,” “SatyamNet,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this quarterly report are the property of their respective owners.
     In this report, references to “$,” “US$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.
     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on September 30, 2005 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2005 was Rs.43.94 per $1.00.
     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles, or U.S. GAAP. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.
     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.
Forward-looking Statements May Prove Inaccurate
     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “RISK FACTORS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Item 1. Financial Statements
SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at March 31,		As at September 30,
	2005		2005
ASSETS
Current assets:
Cash and cash equivalents	Rs.	1,323,912	Rs.	1,131,253	$25,745
Cash restricted		24,904		10,000	228
Accounts receivable		615,286		708,682	16,128
Due from employees		2,063		2,365	54
Due from related parties		33,524		50,068	1,139
Inventories		29,194		47,434	1,080
Prepaid expenses		87,162		59,721	1,359
Net investment in leases		9,430		10,245	233
Other current assets		140,285		143,186	3,259
Total current assets		2,265,760		2,162,954	49,225
Cash restricted		7,336		1,000	23
Net investment in leases		19,735		15,956	363
Property, plant and equipment-net		1,270,621		1,392,744	31,696
Goodwill and other intangible assets		171,732		149,536	3,403
Investments in affiliated companies		192,357		221,765	5,047
Other assets		93,241		88,025	2,003
Total assets	Rs.	4,020,782	Rs.	4,031,980	$91,760

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations		6,089		4,912	112
Trade accounts payable		454,466		425,262	9,678
Accrued liabilities		393,727		485,195	11,042
Deferred revenue		409,244		509,015	11,584
Due to employees		2,326		111	3
Advances from customers		69,429		93,200	2,121
Other current liabilities		117,876		85,805	1,952
Total current liabilities		1,453,157		1,603,500	36,492
Capital lease obligations, excluding current installments		3,814		2,462	56
Other liabilities		63,627		85,195	1,939
Total liabilities		1,520,598		1,691,157	38,487
Minority interest		1,595		—	—
Stockholders’ equity

Equity shares, Rs 10 par value; 37,500,000 shares authorized; Issued and outstanding: 35,380,278 shares as of September 30, 2005 and 35,380,278 shares as of March 31, 2005.		353,803		353,803	8,052
Additional paid-in capital		14,563,734		14,563,665	331,444
Deferred compensation — employee stock offer plan		(3,416)		(1,377)	(31)
Accumulated deficit		(12,415,532)		(12,575,268)	(286,192)
Total stockholders’ equity		2,498,589		2,340,823	53,273
Total liabilities and stockholders’ equity	Rs.	4,020,782	Rs.	4,031,980	$91,760
See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended September 30,					Six months ended September 30,
	2004		2005			2004		2005
Revenues	Rs.	845,244	Rs.	1,118,854	$25,463	Rs.	1,610,034	Rs.	2,124,907	$48,359
Revenue from related parties		15,553		54,039	1,230		28,600		69,261	1,576
Total Revenue		860,797		1,172,893	26,693		1,638,634		2,194,168	49,935

Cost of revenues		457,248		659,742	15,015		888,492		1,241,717	28,259
Selling, general and administrative expenses		336,003		473,098	10,767		647,552		898,171	20,441
Provision for doubtful receivables and advances		12,694		16,827	383		25,746		33,045	752
Depreciation		124,605		104,746	2,384		244,269		214,373	4,879
Amortisation of intangible assets		14,876		9,973	227		26,533		22,196	505
Amortisation of deferred stock compensation expense		3,045		813	19		6,710		1,970	45
Foreign exchange (gain) / loss		3,436		(2,853)	(65)		(29,812)		(2,633)	(60)

Total operating expenses		951,907		1,262,346	28,730		1,809,490		2,408,839	54,821

Operating loss		(91,110)		(89,453)	(2,037)		(170,856)		(214,671)	(4,886)
Other income, net		38,671		9,340	213		51,644		25,527	581
Loss before taxes and equity in profits of affiliates		(52,439)		(80,113)	(1,824)		(119,212)		(189,144)	(4,305)

Equity in profits of affiliates		6,236		18,526	422		18,271		29,408	669

Losses before income taxes		(46,203)		(61,587)	(1,402)		(100,941)		(159,736)	(3,636)
Taxes		—		—	—		—		—	—

Net loss	Rs.	(46,203)	Rs.	(61,587)	$(1,402)	Rs.	(100,941)	Rs.	(159,736)	$(3,636)

Net loss per share		(1.32)		(1.74)	(0.04)		(2.88)		(4.51)	(0.10)

Weighted equity shares used in computing loss per equity share		35,040,371		35,380,278	35,380,278		35,024,083		35,380,278	35,380,278
See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Six months ended September 30,
	2004		2005		2005
Net loss	Rs.	(100,941)	Rs.	(159,736)	$(3,636)

Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Depreciation, impairment and amortization of intangible assets and deferred stock compensation		277,512		238,539	5,429
Equity in profits of affiliates		(18,271)		(29,408)	(669)
Gain on sale of investments		(15,710)		—	—
Loss on sale of property, plant and equipment		43		780	18
Provision for doubtful receivables and advances		25,746		33,045	752
Translation (gain)/loss on cash and cash equivalents		(30,895)		(2,070)	(47)
Gain on disposal of subsidiary		—		(1,595)	(36)
Others		(2,098)		1,664	38
Changes in assets and liabilities:
Accounts receivable		6,927		(126,441)	(2,878)
Due from employees		3,495		(2,165)	(49)
Due from related parties		(12,279)		(16,544)	(377)
Inventories		(19,231)		(19,904)	(453)
Prepaid expenses		23,898		27,441	625
Other assets		(10,784)		1,963	45
Net investment in leases		(712)		2,964	67
Trade accounts payable and accrued liabilities		(8,915)		62,264	1,417
Deferred revenue		38,277		99,771	2,271
Advances from customers		(363)		23,771	541
Other liabilities		434		(10,502)	(239)
Net cash provided by operating activities	Rs.	156,133	Rs.	123,837	$2,819
Cash flows from investing activities:
Expenditure on property, plant and equipment		(150,666)		(337,416)	(7,679)
Proceeds from sale of property, plant and equipment		2,281		1,280	29
Net movement in cash – restricted		60,028		21,240	483
Proceeds from sale of investments		15,000		—	—
Net cash used in investing activities	Rs.	(73,357)	Rs.	(314,896)	$(7,167)

Cash flows from financing activities:
Principal payments under capital lease obligations		(3,579)		(3,670)	(84)
Net proceeds from issuance of common stock		23,019		—	—
Net cash provided by / (used in ) in financing activities	Rs.	19,440	Rs.	(3,670)	$(84)

Effect of exchange rate changes on cash and cash equivalents		30,895		2,070	47

Net increase / (decrease) in cash and cash equivalents		133,111		(192,659)	(4,385)
Cash and cash equivalents at the beginning of the period		1,325,803		1,323,912	30,130
Cash and cash equivalents at the end of the period	Rs.	1,458,914	Rs.	1,131,253	$25,745

Supplementary Information
Cash paid towards interest		419		6,425	146
Cash paid / (refund received) towards income taxes		6,032		(19,905)	(453)
See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as stated otherwise)

	Common Stock			Additional paid		Comprehensive	Deferred		Accumulated		Total
				In capital		income	compensation -		deficit		Stockholders’
	Shares	Par Value					employee stock				equity
							offer plan
Balance as of March 31, 2005	35,380,278	Rs.	353,803	Rs.	14,563,734		Rs.	(3,416)	Rs.	(12,415,532)	Rs.	2,498,589

Amortization of compensation related to stock option grants, net					(69)			2,039				1,970

Comprehensive income												—
Net loss						(159,736)				(159,736)		(159,736)
Comprehensive income						(159,736)
Balance as of September 30, 2005	35,380,278		353,803		14,563,665			(1,377)		(12,575,268)		2,340,823
						(3,636)

Balance as of September 30, 2005 (in US$)	35,380,278		8,052		331,444			(31)		(286,192)		53,273

See accompanying notes to unaudited condensed consolidated financial statements

SIFY LIMITED (formerly known as Satyam Infoway Limited) and Subsidiaries
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In thousands, except share data and as stated otherwise)
1.	Description of business
Sify Limited (“Sify”) together with its subsidiaries (the “Company”) and its affiliates is engaged in providing various services, such as corporate network and data services, Internet access services, online portal and content offerings, and selling products related to such services.
2.	Summary of significant accounting policies
a.	Basis of preparation of financial statements

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP in Indian Rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter and six months ended September 30, 2005 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2005 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of US$1 = Rs. 43.94. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other rate on September 30, 2005 or at any other date.

b.	Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with U.S. GAAP. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2005.
3.	Cash and cash equivalents
Cash and cash equivalents as on September 30, 2005 amounted to Rs. 1,131,253 (Rs. 1,323,912 as on March 31, 2005). This excludes restricted cash included in current assets of Rs. 10,000 (Rs. 24,904 as on March 31, 2005) and restricted cash included in non-current assets of Rs. 1,000 (Rs. 7,336 as on March 31, 2005) representing deposits held under lien against bank guarantees given by the Company towards future performance obligations and letters of credit given to suppliers of the Company against purchase obligations.
4.	Goodwill and other intangible assets
At September 30, 2005, the Company’s goodwill and other intangible assets amounted to Rs.14,595 and Rs.134,941 respectively (Rs.14,595 and Rs.84,493 as on September 30, 2004 respectively). The following are the details of other intangible assets:

		As at March 31, 2005				As at September 30, 2005
	Weighted	Gross		Accumulated		Gross carrying		Accumulated
	Average	carrying		Amortization		amount		Amortization
	Life	amount
Technical know how fees	4.89	Rs.	85,633	Rs.	65,569	Rs.	82,753	Rs.	70,964

Portals and web content
March 31, 2005	5.00		100,360		86,839
September 30, 2005	4.91						52,731		44,637

Customer contracts and others
March 31, 2005	4.04		56,084		31,052
September 30, 2005	5.00						29,083		9,210

IP VPN license fee	15.00		100,000		1,481		100,000		4,815

Total		Rs.	342,077	Rs.	184,941	Rs.	264,567	Rs.	129,626
     The aggregate amortization expense for the quarter ended September 30, 2005 was Rs. 9,973 (Rs. 14,876 for the quarter ended

September 30, 2004) and for the six months ended September 30, 2005 was Rs. 22,196 (Rs. 26,533 for the six months ended September 30, 2004).

Estimated amortization expense
For the year ended March 31,
2006	Rs.	42,141
2007		18,642
2008		12,503
2009		11,999
2010		6,667
2011 onwards		65,185
In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, the Company does not amortize goodwill but tests it for impairment on an annual basis. The Company has not recognized any impairment of goodwill during the year ended March 31, 2005 or the six months ended September 30, 2005.
5.	Employee Stock Options
The Company has adopted pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

	Quarter ended September 30,				Six months ended September 30,
	2004		2005		2004		2005
Net loss – as reported	Rs.	(46,203)	Rs.	(61,587)	Rs.	(100,941)	Rs.	(159,736)

Add: Stock based compensation expense included in reported net loss		3,045		813		6,710		1,970

Less: Stock based compensation expense determined under fair value method		(13,952)		(7,756)		(39,331)		(21,154)

Pro forma net loss	Rs.	(57,110)	Rs.	(68,530)	Rs.	(133,562)	Rs.	(178,920)

Loss per share:

Basic and diluted – reported	Rs.	(1.32)	Rs.	(1.74)	Rs.	(2.88)	Rs.	(4.51)

Basic and diluted – proforma	Rs.	(1.63)	Rs.	(1.94)	Rs.	(3.81)	Rs.	(5.06)
The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	Quarter ended September 30,		Six months ended September 30,
	2004	2005	2004	2005
Dividend Yield	—	—	—	—

Assumed volatility	103.4% -116.6%	103.4%-116.6%	103.4% -116.6%	103.4%-116.6%

Risk-free interest rate	7.5%	7.5%	7.5%	7.5%

Expected Term	12-36 months	12-36 months	12-36 months	12-36 months

6. Gratuity
The Company provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering all employees. The Gratuity Plan commenced on April 1, 1997. The plan provides a lump sum payment to vested employees at retirement or termination of employment based on the respective employee’s salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India (“LIC”). Under this scheme, the settlement obligation remains with the Company, although the LIC administers the scheme and determines the contribution premium required to be paid by the Company. The Gratuity Plan is accounted for in accordance with SFAS No. 87, Employers’ Accounting for Pensions.

	Quarter ended September 30,		Six months ended September 30,
	2004	2005	2004	2005
Employer contributions	697	—	697	—

	Quarter ended September 30,				Six months ended September 30,
	2004		2005		2004		2005
The components of net gratuity costs are reflected below:
Service cost	Rs.	1,422	Rs.	1,701	Rs.	2,844	Rs.	3,403
Interest cost		275		348		550		696
Expected returns on plan assets		(136)		(134)		(272)		(269)
Amortization		—		—		—		—
Recognized net actuarial (gain)/ loss		(33)		(123)		(65)		(245)

Net gratuity costs	Rs.	1,528	Rs.	1,792	Rs.	3,057	Rs.	3,585

	Quarter ended September 30,		Six months ended September 30,
	2004	2005	2004	2005
Principal actuarial assumptions:
Discount rate	7.0%	8.0%	7.0%	7.5%
Long-term rate of compensation increase	6.0%	6.0%	6.0%	6.0%
Rate of return on plan assets	6.0%	7.5%	6.0%	7.5%
The Company estimates the long term return on Gratuity Plan assets at 7.5% based on the average long term rate of return expected to prevail over the next 15 to 20 years on the type of investments held with LIC.
The Company’s best estimate of contributions expected to be paid to the Gratuity Plan during fiscal 2006 amounts to Rs. 10,000. Further, the benefits expected to be paid in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter are:

For the year ending March 31,
2006	Rs.	1,716
2007		2,282
2008		2,481
2009		3,970
2010		5,941
2011-2015		36,542

7. Deferred revenue:
Deferred revenue includes the following amounts of unearned income:
•	for the Company’s corporate network / data services division, revenue relating to the connectivity/hosting charges and from provision of digital certificates;

•	for the Company’s Internet access services and online portal services divisions, revenue relating to the Internet access charges and the advertisement charges respectively; and

•	for the Company’s other service division, revenue relating to development of e-learning software.
The components of deferred revenue for these segments are:
As at

	March 31, 2005		September 30, 2005
Corporate network / data services	Rs.	234,496	Rs	346,773
Internet access services		161,765		146,809
Online portal services		1,073		313
Other services		11,910		15,120

Total	Rs.	409,244	Rs.	509,015

8. Advertising costs
Advertising costs incurred during the quarter have been expensed. The total amount of advertising costs expensed during the quarter ended September 30, 2005 was Rs. 22,340 (Rs.11,777 for the quarter ended September 30, 2004) and for the six months ended September 30, 2005 was Rs. 29,523 (Rs.13,898 for the six months ended September 30, 2004).
9. Products and services
Breakup of revenues and cost of revenues against products and services are as follows:

	Quarter ended September 30,				Six months ended September 30,
	2004		2005		2004		2005
Revenue
Services revenue	Rs.	694,400	Rs.	963,711	Rs	1,330,520	Rs.	1,828,932
Initial franchisee fee		30,758		29,683		50,683		52,396
Installation services revenue		57,827		58,653		102,822		121,313

		782,985		1,052,047		1,484,025		2,002,641

Products revenue	Rs.	77,812	Rs.	120,846	Rs.	154,609	Rs.	191,527

	Rs.	860,797	Rs.	1,172,893	Rs.	1,638,634	Rs.	2,194,168

	Quarter ended September 30,				Six months ended September 30,
	2004		2005		2004		2005
Cost of revenues (excluding depreciation and amortization)

Products	Rs.	64,924	Rs.	103,497	Rs.	132,307	Rs.	165,378
Services		392,324		548,355		756,185		1,062,096
Annual fee on IP VPN revenue		—		7,890		—		14,243

	Rs.	457,248	Rs.	659,742	Rs.	888,492	Rs.	1,241,717

10. IP-VPN services
In December 2004, the Government of India (“GOI”) issued guidelines for permission to offer Virtual Private Network (“VPN”) services by Internet Service Providers (“ISPs”). Consequently, the Company applied for the permission and the GOI issued a Letter of Intent (“LOI”) to the Company on December 30, 2004 for amendment of the existing ISP license to include provision of VPN services. In January 2005, the Company paid Rs.100,000 as a one-time entry fee and submitted a financial bank guarantee of Rs.10,000 as required by the LOI. The one-time entry fee of Rs.100,000 is evenly amortized over the estimated life of the license of 15 years.
On January 11, 2005, the GOI issued provisional permission to the Company to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service shall be effective only after the Company signs the amendment to the license agreement. However the provisional permission does not carry any terms and conditions relating to the license.
The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. We believe that this will not have any effect on Sify’s net earnings/losses for periods prior to January 11, 2005. The Internet Service Providers Association of India (“ISPAI”) has been contesting the DOT decision with Telecom Disputes Settlement and Appellate Tribunal (“TDSAT”). In a decision dated May 3, 2005, TDSAT asked the DOT to determine the final quantum of license fee and annual fees after receiving recommendations from Telecom Regulatory Authority of India (“TRAI”) as is required under the procedures established by law for new licenses. On August 16, 2005, TRAI recommended reducing the one-time entry fee from Rs 100,000 to Rs 3,000 and no annual fee. The DOT has yet to issue guidelines based on the recommendation, therefore, the Company continues to amortize the one-time entry fee and provide for an 8% annual fee on VPN revenue earned. The Company has provided for Rs. 7,890 for the quarter ended September 30, 2005, Rs. 14,243 for six months ended September 30, 2005 and Rs.5,611 for the year ended March 31, 2005 towards 8% annual fee on VPN revenue.
On November 10, 2005, the GOI issued guidelines for obtaining National Long Distance (“NLD”) and International Long Distance (“ILD”) license and the terms and conditions for the license. These guidelines eliminated the IPVPN license and permitted existing IP VPN provisional license holders to migrate to the NLD/ILD service license. The guidelines allow a period of four months to conform to the requirements of the NLD/ILD license. We are evaluating the implications of these guidelines on our business. However, as the guidelines are not clear as to the payment of the license fee on the VPN services, for the current period we have provided for the same payment as per the provisional license guidelines.
11. Segment reporting
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a few portals, “Sify.com,” “Samachar.com” and “SifyMax.in,” that provide a variety of India-related content to audiences both in India and abroad, and which generate revenue from advertisements and other value-added services .
The primary operating segments of the Company are:
•	corporate network/data services, which provides Internet, connectivity, security and consulting, hosting and managed service solutions;

•	retail Internet access services, from homes and through cybercafés;

•	online portals services and content offerings; and

•	other services, such as development of e-learning software.
The Chief Operating Decision Maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of loss reviewed by the CODM was “Earnings/loss before interest, taxes, depreciation and amortization.”
Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and Internet access services businesses as described below:
International bandwidth refers to bandwidth that is required for access to sites and offices outside the country. For all these businesses, bandwidth is allocated based on actual utilization captured by monitoring traffic per IP pool assigned at the egress points. The Company has packet shapers in the main locations to monitor bandwidth use by each of the above categories of users. This information is used in determining norms like bandwidth per port and bandwidth per PC. The actual utilization is cross-validated against assumptions/norms for each business.
National bandwidth refers to the inter-city link bandwidth implemented within the country. Inter-city link bandwidth was allocated based on the number of subscribers or iway cybercafés at “non gateway” points and the bandwidth sold to and used by business enterprises (determined using packet shapers). However, in order to strengthen its corporate business, the Company enhanced its national backbone to carry Internet traffic to the international fibre gateways, shifting from hybrid satellite and fibre gateways to fibre only gateways for international bandwidth. National bandwidth costs are now allocated based on international bandwidth allocation ratios because most of the traffic carried on the national backbone is directed towards the international gateways. The Company believes that the resulting allocations are reasonable.
Last mile costs related to dial-up access (E1/R2 costs) and spectrum fees for wireless connectivity that can be directly identified to businesses are allocated directly. Certain expenses, such as depreciation, technology and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.
A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous. The Company’s operating segment information for the quarters ended September 30, 2004 and 2005 and for the six months ended September 30, 2004 and 2005 is presented below:

Quarter ended September 30, 2004
	Corporate Network /		Internet Access		Online Portal		Other Services		Total
	Data Services		Services		Services

Revenues	Rs.	478,235	Rs.	339,644	Rs.	24,652	Rs.	18,266	Rs.	860,797
Operating expenses		(294,290)		(320,120)		(24,642)		(13,694)		(652,746)
Equity in losses of affiliates						6,236				6,236

Segment operating income / (loss)	Rs.	183,945	Rs.	19,524	Rs.	6,246	Rs.	4,572	Rs.	214,287
Unallocated corporate expenses										(148,923)
Foreign exchange gain / (loss)										(3,436)
Other income / (expense), net										7,836
Profit from sale of business										15,710
Depreciation and amortization										(142,526)
Interest income, net										10,849
Income taxes										—

Net loss									Rs.	(46,203)

Quarter ended September 30, 2004
	Corporate Network /		Internet Access		Online Portal		Other Services		Total
	Data Services		Services		Services

Revenues	Rs.	638,150	Rs.	456,524	Rs.	41,008	Rs.	37,211	Rs.	1,172,893
Operating expenses		(395,529)		(462,611)		(45,596)		(35,009)		(938,745)
Equity in profits of affiliates						18,526				18,526

Segment operating income / (loss)	Rs.	242,621	Rs.	(6,087)	Rs.	13,938	Rs.	2,202	Rs.	252,674
Unallocated corporate expenses										(210,922)
Foreign exchange gain / (loss), net										2,853
Other income / (expense), net										4,151
Depreciation and amortization										(115,532)
Interest income, net										5,189

Net loss									Rs.	(61,587)

Six months ended September 30, 2004
	Corporate Network /		Internet Access		Online Portal		Other Services		Total
	Data Services		Services		Services

Revenues	Rs	916,312	Rs.	631,447	Rs.	46,478	Rs.	44,397	Rs.	1,638,634
Operating expenses		(580,412)		(608,820)		(48,044)		(28,544)		(1,265,820)
Equity in profits of affiliates						18,271				18,271

Segment operating income / (loss)	Rs.	335,900	Rs.	22,627	Rs.	16,705	Rs.	15,853	Rs.	391,085
Unallocated corporate expenses										(291,694)
Foreign exchange gain / (loss), net										29,812
Other income / (expense), net										8,154
Profit from sale of investments										15,710
Depreciation and amortization										(277,512)
Interest income, net										23,504

Net loss									Rs.	(100,941)

Six months ended September 30, 2005
	Corporate Network /		Internet Access		Online Portal		Other Services		Total
	Data Services		Services		Services

Revenues	Rs.	1,188,789	Rs.	869,861	Rs.	74,611	Rs.	60,907	Rs.	2,194,168
Operating expenses		(731,392)		(891,091)		(83,833)		(67,782)		(1,774,098)
Equity in profits of affiliates						29,408				29,408

Segment operating income / (loss)	Rs.	457,397	Rs.	(21,230)	Rs.	20,186	Rs.	(6,875)	Rs.	449,478
Unallocated corporate expenses										(398,835)
Foreign exchange gain / (loss), net										2,633
Other income / (expense), net										7,312
Depreciation and amortization										(238,539)
Interest income, net										18,215

Net loss									Rs.	(159,736)

12. Leases
The Company’s leasing arrangement consist of leasing various types of routers, modems and other equipment for setting up virtual private network and providing bandwidth to its customers in corporate connectivity business. The leases are classified as sales-type leases and expire after a period of three years.
The following lists the components of the net investment in sales-type leases as of September 30, 2005:

Minimum lease payments receivable	Rs.	28,284
Less: Unearned income	Rs.	2,083
Net investment in sales-type leases	Rs.	26,201
The minimum lease payments for each of the fiscal years are as follows:

For the year ending March 31,
2006	Rs.	11,445
2007		11,574
2008		10,592
2009		331

The Company’s leasing operations include sales-type leases with Satyam Computer Services Limited, a former related party, for leasing networking equipment over a period of 3 years with an annual minimum lease payment of Rs.300.
13. Legal proceedings
The Company and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s Initial Public Offering (“IPO”) in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits.
In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. In October 2002, the cases against the Company’s executive officers who were named as defendants in this action were dismissed without prejudice. In February 2003, the court in this action issued its decision on defendants’ omnibus motion to dismiss. This decision denied the motion to dismiss the Section 11 claim as to the Company and virtually all of the other issuer defendants. The decision also denied the motion to dismiss the Section 10(b) claim as to numerous issuer defendants, including the Company. On June 26, 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against Sify and over 300 other issuers who went public between 1998 and 2000, announced a proposed settlement with Sify and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1 billion, the insurers for the settling issuers will make up the difference.
The Company believes that it has sufficient insurance coverage to cover the maximum amount that it may be responsible for under the proposed settlement. Although the Federal District Court has preliminarily approved the settlement, it is possible that the Federal District Court may not finally approve the settlement in whole or part. The Company believes the maximum financial exposure under this settlement, in the event that the plaintiffs recover nothing from the non-settling defendants, is approximately U.S. $3.9 million, an amount which we believe is fully recoverable from the Company’s insurer.
The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information, as at September 30, 2005 Sify believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.
14. Change in Accounting Estimate
During the quarter ended June 30, 2005, the Company assessed the actual use of the expected benefits of certain computers and servers as compared to previous estimations of the pattern of consumption. Based on its assessment and observations, the Company has revised the estimated life for these assets from 2 years to 5 years. In accordance with Accounting Principles Board Opinion 20, “Accounting Changes,” the revisions to the estimated life of these fixed assets are considered to be a change in the accounting estimate and, accordingly, are accounted for during the current quarter. The change in estimated life has resulted in a decrease in depreciation charge by Rs. 9,147 for the quarter ended September 30, 2005 and a decrease in net loss by Rs. 9,147 for the quarter ended September 30, 2005 and a decrease in depreciation charge by Rs. 19,840 for the six months ended September 30, 2005 and a decrease in net loss by Rs. 19,840 for the six months ended September 30, 2005. Consequently, the net loss per share for the quarter ended September 30, 2005 is lower by Rs. 0.26 and the net loss per share for the six months ended September 30, 2005 is lower by Rs. 0.56.
15. Recent Accounting Pronouncements
SFAS No. 123(R)
Recently, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share Based Payment (SFAS No. 123R), requiring companies to change their accounting policies to record the fair value of stock options issued to employees as an expense. Currently, the Company does not deduct the expense of employee stock option grants from its income statement based on the fair value method as the Company had adopted the pro forma disclosure provisions of SFAS No. 123. The Company is required to adopt SFAS No. 123R on April 1, 2006. The unamortized stock compensation expense as of September 30, 2005, determined under the fair value method is approximately Rs. 3,316 ($ 75). The Company is evaluating the impact of the standard on the existing grants of employee stock options and future grants, if any.
SFAS No. 154
In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this Statement. The Company is evaluating the impact of Statement No. 154.
16. Subsequent events
In October 2005, Refco Group US (“Refco”), the 70% stockholder of Refco-Sify Securities India Private Limited (“Refco-Sify”), sought bankruptcy protection through a Chapter 11 filing at the New York Courts. Consequent to this, the businesses of Refco were under auction process and the auction bid has been won by M/s Man Financial Inc. (“Man Financial”). The bid includes the holding of shares of Refco-Sify by Refco. In connection with the purchase of Refco-Sify shares by Man Financial, Man Financial and the Company executed a Shareholders’ Agreement on November 25, 2005 (the “Shareholders’ Agreement”), pursuant to which, among other things, the name of Refco-Sify will change to Man-Sify Securities India Private Limited (“Man-Sify”). A copy of the Shareholders’ Agreement is attached hereto as Exhibit 10.1 under Item 6. The Company does not have the valuation basis or the amount for which Man Financial has estimated in its bid. The Company, however, understands that the bid is higher than the book value of the shares. Further, Sify understands that Refco-Sify’s business has not been significantly impacted due to these developments.
On November 10, 2005, Sify announced that Infinity Capital Ventures, LP (“Infinity Capital”) has acquired approximately 11.2 million Sify American Depositary Shares (“ADSs”) from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash through a Sponsored ADR Programme arranged by the Company. The total purchase price for the Satyam shares is approximately US $62.6 million. The sale of the Satyam shares has been completed and is not contingent on the proposed issuance of additional equity shares or ADSs described below.
In a separate transaction also on November 10, 2005, Sify and Infinity Capital entered into a Subscription Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from Sify approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares will be approximately US $37.6 million. The closing this transaction is expected to occur in late 2005 upon receipt of stockholder and regulatory approvals. Also on November 10, 2005, Sify, Infinity Capital and Raju Vagesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of Sify’s outstanding fully diluted equity.
In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of Sify’s Board of Directors. Following completion of the pending issuance of additional equity shares or ADS to Infinity Capital, Sify will appoint a second nominee of Infinity Capital to its Board of Directors.
Upon closing of the transactions, Infinity Capital will own approximately 40% of the fully diluted equity of Sify.
17. Reclassifications
Certain prior period/year amounts have been reclassified to conform to the current year’s presentation.
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited condensed consolidated financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2005. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in this report captioned “Risk Factors.”

Overview
     Our company, Sify Limited (formerly known as Satyam Infoway Limited), was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. Until December 2002, we were a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges. Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. We conduct substantially all of our business in India. Our subsidiaries include Safescrypt Limited, IndiaWorld Communications Limited, Sify Networks Private Limited, Sify International Inc. and Sify Americas Inc. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-2254-0770.
     From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.
     In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also began development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.
     On November 6, 1998, the Indian government opened the Internet service provider marketplace to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SifyOnline (formerly known as SatyamOnline), on November 22, 1998 and became the first private national Internet service provider in India. We began offering SifyOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SifyOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.
     In March 2000, we launched our network of public Internet cafés called iways to cater to the needs of Indians who do not have access to the Internet. In September 2000, we commenced our hosting services from our Tier-I data center at Vashi, Mumbai to provide colocation and managed services to our clients. In June 2001, we obtained permission to provide wireless connectivity on the 5.7 GHz spectrum from the Wireless Planning Commission. This enabled us to convert all our iways from ISDN connectivity on the last mile to wireless connectivity. This technology also enabled us to commence our high-speed/broadband access to homes, which began in March 2003. To enable quicker access to homes, we developed a model of partnering with Cable Television Operators, or CTOs, that already interface with households for providing cable television facilities to millions of households in India.
     In April 2002, ISP’s were permitted to provide restricted Internet telephony limited to outbound calls to International destinations and PC-to-PC calls in India. We started providing this service through our network of cybercafés, and later on through Internet telephony booths located in large commercial areas and corporate office complexes across major cities in India.
     From the time we launched our corporate services in 1997, we have constantly upgraded our technology to provide data services to corporate clients. We were the first Internet service provider in India to make our entire network IP-based and subsequently Multi Protocol Label Switching (MPLS)-enabled, which permitted us to continue to grow our corporate customer base. As of March 31, 2005, we provide data connectivity services to more than 1,000 corporate clients in industries ranging from information technology, manufacturing, banking and financial services industry, pharmaceuticals, retail distribution and the government.
     Initial Public Offering and Subsequent Financing Transactions
     In October 1999, we completed our initial public offering on the Nasdaq National Market and issued 4,801,250 ADSs at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs. In connection with our initial public offering, we received the benefit of exemptions from the Nasdaq corporate governance rules relating to shareholder meeting quorum, solicitation of proxies and shareholder approval for issue of shares other than in a public offering under Nasdaq Rules 4350(f), 4350(g) and 4350(i)(1)(D), respectively.
     In February 2000, we completed a secondary offering and issued 467,175 ADSs at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.
     In October 2002, we agreed to sell an aggregate of 7,558,140 ADSs to SAIF Investment Company Limited (SAIF) for consideration of $13.0 million and to sell an aggregate of 2,034,884 equity shares to VentureTech Solutions Private Limited (VentureTech) for consideration of $3.5 million. This transaction was approved by our shareholders at our Extraordinary General Meeting held on December 9, 2002. In December 2002, we completed the sale of the ADSs to SAIF and the sale of 2,034,883 equity shares to

VentureTech. In April 2003, we sold an additional 1,017,442 equity shares to VentureTech. In July 2003, we sold an additional 1,017,441 ADSs to an affiliate of Venture Tech.
     On November 10, 2005, Sify announced that Infinity Capital Ventures, LP (“Infinity Capital”) has acquired approximately 11.2 million Sify American Depositary Shares (“ADSs”) from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash through a Sponsored ADR Programme arranged by the Company. The total purchase price for the Satyam shares is approximately US $62.6 million. The sale of the Satyam shares has been completed and is not contingent on the proposed issuance of additional equity shares or ADSs described below.
     In a separate transaction also on November 10, 2005, Sify and Infinity Capital entered into a Subscription Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from Sify approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares will be approximately US $37.6 million. The closing this transaction is expected to occur in late 2005 upon receipt of stockholder and regulatory approvals. Also on November 10, 2005, Sify, Infinity Capital and Raju Vagesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of Sify’s outstanding fully diluted equity.
     In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of Sify’s Board of Directors. Following completion of the pending issuance of additional equity shares or ADS to Infinity Capital, Sify will appoint a second nominee of Infinity Capital to its Board of Directors.
     Upon closing of the transactions, Infinity Capital will own approximately 40% of the fully diluted equity of Sify.
     Investment Strategy
     In evaluating investment opportunities, we consider important factors, such as strategic fit, competitive advantage and financial benefit, through a formal net present value evaluation. There is no significant difference in the analysis undertaken in connection with an investment in an affiliate compared to other uses of cash. Our investment strategy has not undergone major changes in the last four years.
     IndiaWorld Communications Limited
     In June 2000, we acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition in fiscal 2002.
     Sify Networks Private Limited (formerly E Alcatraz Consulting Private Limited)
     In March 2004, we acquired E Alcatraz Consulting Private Limited, a company engaged in the business of providing security services to corporate customers, for a consideration of Rs.32.6 million.
Revenues
     The primary operating segments of our company are:
•	corporate network/data services, which include private network services, messaging services, security services, remote management services and web hosting for businesses;

•	Internet access services;

•	online portal services and content offerings; and

•	other services, such as development of content for e-learning.
     Corporate network/data services
     Corporate network service revenues primarily include connectivity services and, to a lesser extent, the revenues from the sale of hardware and software purchased from third party vendors, installation of the link, and other ancillary services such as e-mail, fax and domain registration. Generally, these elements are sold as a package consisting of all or some of the elements. These multiple element arrangements are recognized as separable elements because each element constitutes a separate earnings process, each element has a fair value that is reliable, verifiable and objectively determinable, and the undelivered element is not essential to functionality of the delivered elements. In this arrangement involving delivery of multiple elements, in accordance with EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21), the units of accounting are determined based on whether the delivered items have a value to the customer on a stand alone basis, whether there is objective and reliable evidence of fair value of the undelivered elements and if the arrangement includes a general right of return relative to the delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. The arrangement consideration is allocated to the units of accounting based on their fair values. Revenue on delivered items is recognized when the revenue recognition criteria applicable to that unit of accounting are met.
     The Company provides connectivity for a fixed period of time at a fixed rate regardless of usage. Connectivity is the last element that is provided in the case of a bundled contract. The connectivity charges are the same when sold alone or as part of a package. The revenue attributable to connectivity services is recognized ratably over the period of the contract. The hardware and software are standard products that are being freely traded in and purchased from the market, have standard specifications and are not otherwise customized for the specific needs of a customer. The software sold by the Company is off-the-shelf software, such as anti-virus utilities and firewalls. The fair value for the hardware and software is available from the market. The revenue attributable to hardware/software is recognized on delivery. Installation consists of commissioning of the last mile connectivity to the customer premises either through the Company’s wireless mode of broadband delivery or through the carrier exchange (primarily Bharat Sanchar Nigam Limited, or BSNL, a Government of India entity). However, once commissioned, this last mile connectivity can be used by the customer to access any other service provider. The installation normally takes 4-6 weeks. When the customer has such last mile connectivity, the Company does not charge any installation fee. The revenue attributable to the installation of the link is recognized on completion of the installation work. Revenue from ancillary services such as e-mail, fax and domain registration are recognized over the period such facilities are provided. All revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.
     Web hosting service revenues primarily include co-location services and connectivity services. On occasion, the Company also sells related hardware/software to its web hosting customers. At all times, such hardware and software belongs to the customer. This hardware and software is purchased from outside vendors and is freely traded in the market. The Company treats each element of the arrangement as a separate earnings process. The value of the hosting service is determined based on vendor specific objective evidence from similar services sold separately by the Company. When hardware and/or software is also included with hosting services and sold as a package the vendor specific objective evidence of the undelivered element is considered to arrive at the residual value of the delivered element. Revenue from hosting services is recognized over the period during which the service is provided.
     Internet access services
     Dial-up Internet access is sold to customers either for a specified number of hours or for an unlimited usage within a specified period of time. Customers purchase a CD that allows them to access the Internet. The amounts received from customers on the sale of these CDs are not refundable. Sify recognizes revenue from sale of CDs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized ratably over the specified period.
     Public Internet access is provided to customers through a chain of franchisee operated cybercafé outlets and, to a lesser extent, Sify-owned cybercafés. Sify enters into an arrangement with franchisees that provides for the payment of an initial non-refundable franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services.
     These initial services consist of a number of activities, including installing the broadband receiver equipment at the cybercafé and “connecting” it to one of Sify’s broadcasting towers, obtaining regulatory approvals for clearance of the site for wireless transmission at the allotted frequency range and other ancillary services.
     Initial franchisee fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS No. 45, Accounting for Franchisee Fee Revenue, because Sify believes that substantial performance for which these non-refundable payments are received is completed at the time of commencement of operations and no uncertainty exists with regard to the collection of such fees.
     Online portal services and content offerings
     Online portal services and content offerings revenues include advertising revenues from the various channels of our Internet portal, www.sify.com. We enter into contracts with customers to serve advertisements in the portal, and we are paid on the basis of impressions, click-throughs or leads. Revenues also accrue from commissions earned on products and services rendered through www.sifymall.com, and also from value-added services that are rendered using Sify’s mobile telephone short code, 4545.
     Other services
     Other services include revenue from e-learning. We develop and upload content for e-learning to facilitate web-based learning in various organizations. We provide e-learning services on a time-and-materials or on a fixed-price basis.
     From time to time, we have experienced pricing pressure from our clients, which have affected our revenues and margins. For example, clients often expect that they will receive volume discounts as they do more business with us. Additionally, clients sometimes ask for fixed-price arrangements or reduced rates. We have been aggressive in the prices charged to our customers in both the retail broadband and corporate connectivity segments as we seek to grow these businesses, which we believe are in the nascent stage of growth in India.
     In Item 11 of the Notes to our unaudited condensed consolidated financial statements for the quarter ended September 30, 2005, we provided supplemental segment data, which provides separate revenue and operating income (loss) information for each of these business segments and is incorporated herein by reference.
Expenses
     Corporate network/data services
     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs, cost of goods in respect of communication hardware and security services sold and the cost of providing network operations. Telecommunications costs include the costs of international bandwidth procured from VSNL and satellite gateway providers and are required for access to the Internet, providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission (WPC) for provision of spectrum in the 5.7 GHz range to enable connectivity to be provided on the wireless mode for the last mile. In addition, the Government of India has recently imposed an annual license fee of 8% of the adjusted gross revenue generated from the provision of IPV PN services under our ISP license. Depreciation of plant and equipment has not been included in the cost of revenues since a significant part of the fixed assets are not directly identifiable.
     Internet access services
     Cost of revenues for the Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers, direct costs paid to franchisees for running the iways and to cable television operators for providing Internet services through cable to customers. Another recurring cost included in cost of revenues is the personnel and related operating expenses associated with customer support and network operations.
     Online portal services and content offerings
     Cost of revenues for the online portal and content offerings division includes the cost of procuring and managing content for the websites and cost of ringtones downloaded by using Sify’s mobile telephone short code, 4545.
     Other Services
     Cost of revenues for the eLearning division includes the cost of direct manpower that is involved in the design and uploading of content for facilitating web-based learning.
Selling, General and Administrative Expenses
     Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.
     We have an Employee Stock Option Plan, which we refer to as our Associate Stock Option Plan, or ASOP. A total of approximately 1.8 million equity shares are reserved for issuance under our ASOP. As of September 30, 2005, we had an aggregate of 756,613 options (net of 872,372 options expired or forfeited by employees and 550,195 options exercised for equity shares) outstanding under our ASOP with a weighted-average exercise price equal to approximately Rs.176.77 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.1.4 million ($0.03 million) as of September 30, 2005.
     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years.
     We assess for impairment of long-lived assets under SFAS No. 144, Impairment and disposal of long-lived assets. The carrying values of long-lived assets are compared with the adjusted estimated future cash flows at the identifiable business segment level. If the sum of such undiscounted cash flows is less than the aggregate carrying amount, the asset is not recoverable and the impairment loss is recognized.
     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of Refco-Sify Securities India Private Limited, a company in which we have a significant, non-controlling minority interest. This investment is accounted for under the equity method of accounting.
     Since our inception, we have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.
     For fiscal 1999 through 2003, we incurred negative cash flow from continuing operations of approximately Rs.172.1 million, Rs.596.9 million, Rs.1,133.4 million, Rs.775.7 million and Rs.238.3 million, respectively. During fiscal 2004 and 2005, we generated cash from operating activities of Rs.274.0 million and Rs.451.0 million, respectively. For fiscal 2000 through 2005 and the six months ended

September 30, 2005, we incurred net losses of approximately Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million, Rs.1,329.4 million, Rs.371.3 million, Rs.307.6 million and Rs.159.7 million ($3.6 million), respectively. As of September 30, 2005, we had an accumulated deficit of approximately Rs.12,575.3 million ($286.2 million).
Recent Accounting Pronouncements
     In Item 15 of the Notes to our unaudited condensed consolidated financial statements for the quarter ended September 30, 2005, we have furnished details of recent accounting pronouncements under SFAS No.123(R) and 154 issued by the Financial Accounting Standards Board. This information is incorporated herein by reference.
Results of Operations
Quarter ended September 30, 2005 compared to quarter ended September 30, 2004
     Revenues. We recognized Rs.1,172.9 million ($26.7 million) in revenues for the quarter ended September 30, 2005, as compared to Rs.860.8 million for the quarter ended September 30, 2004, representing an increase of Rs.312.1 million, or 36.3%.
     The revenues generated by our corporate network/data services businesses increased by Rs.159.9 million, or 33.4%, over the same period in the previous year. The increase is attributable to increases in connectivity revenues of Rs.110.9 million, hardware and software sales of Rs.33.9 million, installation revenues of Rs.0.9 million and security consultancy revenues of Rs.14.3 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India for providing IP VPN and Internet connectivity. We currently have more than 1,100 corporate customers of our connectivity services.
     The increase in consumer Internet access revenues was Rs.116.9 million, or 34.4%, over the same period of the previous year. The increase was a result of increased revenues from home-based broadband subscribers of Rs.65.8 million, an increase in public Internet access revenues by Rs.25.0 million, or 17.3%, increased revenues from voice-over-IP services of Rs.22.4 million, or 43.4%, and an increase of Rs.19.3 million from the sale of hardware. These increases were partially offset by a decrease of Rs.16.7 million in the revenues from the dial-up business. The franchise fees and installation fee recognized for the quarter ended September 30, 2005 were at Rs.31.7 million, compared with Rs.30.6 million for the quarter ended September 30, 2004. During the quarter, the number of cybercafés increased from 2,708 to 2,900, compared to 2,060 as of September 30, 2004. We experienced a more than a 100% increase in the number of VoIP calls made from our cybercafés during the quarter, which we believe was due in part to our competitive pricing. Our dial-up business continued to decline with a decrease in the number of subscribers as well as the usage minutes. Bundling of services offered by the public sector telephone companies resulted in a marked decline in the market share of private ISPs in the dial-up market segment.
     Our online portal and content offerings division accounted for Rs.41.0 million of revenues for the quarter ended September 30, 2005, as compared to Rs.24.7 million for the quarter ended September 30, 2004, representing an increase of Rs.16.4 million, or 66.4%. This increase was primarily on account of increase in value-added services, like downloadable ringtones and mobile content. While advertising revenues still constitute the significant part of our portal revenues, they grew by 25%.
     Revenues from our other businesses increased by Rs.18.9 million, or 103.7%. During the course of the last few quarters, we have added new customers to our e-learning division, and these customers contributed to the increase in revenues.
     Cost of Revenues. Cost of revenues was Rs.659.7 million ($15.0 million) for the quarter ended September 30, 2005, compared to Rs.457.3 million for the quarter ended September 30, 2004, representing an increase of Rs.202.4 million, or 44.3%. This increase was due to a Rs.35.9 million increase in direct expenses paid to franchisees and Cable Television Operators, or CTOs, for providing broadband delivery through cable, a Rs.36.4 million increase in personnel expenses of our directly billable manpower and the technology department, a Rs.71.8 million increase in bandwidth and voice termination costs, Rs.54.0 million increase in cost of goods sold and a Rs.4.3 million increase in other expenses. Cost of good sold includes Rs.7.9 million towards annual license fee payable towards the revenue earned on VPN Services we provided.
     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.473.1 million ($10.8 million) for the quarter ended September 30, 2005, compared to Rs.336.0 million for the quarter ended September 30, 2004, representing an increase of Rs.137.1, million, or 40.8%. This increase was due to an increase of Rs.82.1 million in administration and other expenses, Rs.31.9 million in personnel expenses due to increased staffing and salary increase and Rs.23.1 million in marketing and promotion expenses.
     Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.16.8 million ($0.4 million) for the quarter ended September 30, 2005, compared to Rs.12.7 million for the quarter ended September 30, 2004, representing an increase of Rs.4.1 million, or 32.6%. We have taken measures to tighten credit control, which have improved collections and reduced receivables. These measures also had the effect of increasing the provisions required to cover doubtful receivables, which resulted in the above mentioned increase over the same period of the previous year.
     Depreciation. Depreciation for the quarter ended September 30, 2005 was Rs.104.8 million ($2.4 million), as compared to Rs.124.6 million for the quarter ended September 30, 2004, representing a decrease of Rs.19.8 million, or 15.9%. There was a significant purchase of assets during the March and June 2000 quarters. Since most of the assets are depreciated over a 5-year period on the straight line method, these assets would have been fully depreciated by June 2005, and have not contributed to the depreciation charge during the quarter ended September 2005. As the purchase of new assets during the last few quarters is significantly lower than the purchase during the 2000 period mentioned above, the depreciation charge is lower. The decrease is also due to the change in the estimated life of certain computers and servers from 2 years to 5 years effected during the quarter ended June 30, 2005.
               Amortization of intangible assets. Amortization of intangible assets was Rs.10.0 million ($0.2 million) for the quarter ended September 30, 2005, compared to Rs.14.9 million for the quarter ended September 30, 2004, representing a decrease of Rs.4.9 million, or 33.0%.
               Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.0.8 million ($0.02 million) for the quarter ended September 30, 2005, compared to Rs.3.0 million for the quarter ended September 30, 2004, representing a decrease of Rs.2.2 million, or 73.4%. The decrease was due to a major portion of outstanding stock option grants being fully amortized by March 31, 2005.
               Foreign exchange gain/loss. Foreign exchange gain for the quarter ended September 30, 2005 was Rs.2.9 million ($0.07 million), compared to a foreign exchange loss of Rs.3.4 million for the quarter ended September 30, 2004, representing an increase in gain of Rs.6.3 million. During the quarter ended September 30, 2005, the dollar appreciated from Rs.43.51 to Rs.43.94, which impacted the value of our US Dollar denominated deposits and resulted in a foreign exchange gain, whereas during the quarter ended September 30, 2004, the Rupee was stable against the dollar, appreciating from Rs.45.99 as of June 30, 2004 to Rs.45.91 as of September 30, 2004.
               Other income (net). Other income was Rs.9.3 million ($0.2 million) for the quarter ended September 30, 2005, compared to Rs.38.7 million for the quarter ended September 30, 2004, representing a decrease of Rs.29.4 million, or 75.9%. This decrease is primarily due to the fact that during the quarter ended September 30, 2004, an amount of Rs.15.7 million was recognized as gain on sale of our investment in Dr. Reddy’s Biosciences Limited (formerly Satyam Institute of E-Business Limited) consequent to a court verdict that settled an injunction petition in favor of the company and a write back of liabilities no longer required amounting to Rs.7.9 million. The decrease was partially offset by an increase in interest and other finance charges amounting to Rs.4.0 million.
          Equity in profit of affiliates. Equity in the profit of affiliates was Rs.18.5 million ($0.4 million) for the quarter ended September 30, 2005, compared to Rs.6.2 million for the quarter ended September 30, 2004, representing an increase of Rs.12.3 million, or 197.0%. During the quarter ended March 31, 2005, Refco-Sify completed a rights issue, in which we chose not to participate. As a result, our equity ownership in Refco-Sify reduced from 40% to 30%, effective March 15, 2005. Consequently, although Refco-Sify earned a profit of Rs.61.8 million for the quarter ended September 30, 2005, as compared to Rs.15.6 million for the quarter ended September 30, 2004, our proportionate share of the profit was lower. Our share of Refco-Sify’s profit for the quarter ended September 30, 2005 was Rs.18.5 million based on our 30% ownership interest, compared to Rs.6.2 million for the quarter ended September 30, 2004 based on our then 40% ownership interest.
          Net Loss. Our net loss was Rs.61.6 million ($1.4 million) for the quarter ended September 30, 2005, compared to a net loss of Rs.46.2 million for the quarter ended September 30, 2004.
Six months ended September 30, 2005 compared to six months ended September 30, 2004
               Revenues. We recognized Rs.2,194.2 million ($49.9 million) in revenues for the six months ended September 30, 2005, as compared to Rs.1,638.6 million for the six months ended September 30, 2004, representing an increase of Rs.555.6 million, or 33.9%.
               The revenues generated by our corporate network/data services businesses increased by Rs.272.5 million, or 29.7%, over the same period in the previous year. The increase is attributable to increases in connectivity revenues of Rs.217.6 million, installation revenues of Rs.19.8 million and security consultancy revenues of Rs.21.7 million and increase in hardware and software sales of Rs.13.4 million. The corporate network/data services businesses successfully obtained a significant number of new orders and a large number of incremental orders from customers with operations throughout India for providing IP VPN and Internet connectivity. We currently have more than 1,100 corporate customers of our connectivity services.
               The increase in consumer Internet access revenues was Rs.238.4 million, or 37.8%, over the same period of the previous year. The increase was as a result of an increase in public Internet access revenues by Rs.62.1 million, or 23.3%, increased revenues from home based broadband subscribers of Rs.124.6 million, increased revenues from VoIP services of Rs.45.8 million, or 48.1% and an increase of Rs.38.2 million from the sale of hardware. These increases were partially offset by a decrease of Rs.37.3 million in the revenues from the dial-up business. The franchise fees and installation fees recognized for the six months ended September 30, 2005 were at Rs.55.5 million, compared with Rs.50.5 million for the six months ended September 30, 2004. During the six months, the number of cybercafés increased from 2,471 to 2,900, compared to 2,060 as of September 30, 2004. We experienced a more than a 100% increase in the number of VoIP calls made from our cybercafés during the six months, which we believe was due in part to our competitive pricing. Our dial-up business continued to decline with a decrease in the number of subscribers as well as the usage minutes. Bundling of services offered by the public sector telephone companies resulted in a marked decline in the market share of private ISPs in the dial-up market segment.
               Our online portal and content offerings division accounted for Rs.74.6 million of revenues for the six months ended September 30, 2005, as compared to Rs.46.5 million for the six months ended September 30, 2004, representing an increase of Rs.28.1 million, or 60.5%. This increase was primarily on account of an increase in value-added services, like downloadable ringtones and mobile content. While advertising revenues still constitute the significant part of our portal revenues, they grew by only 21%.

               Revenues from our other businesses increased by Rs.16.5 million, or 37.2%. During the course of the last few quarters, we have added new customers to our e-learning division, which contributed to the increase in revenues.
               Cost of Revenues. Cost of revenues was Rs.1,241.7 million ($28.3 million) for the six months ended September 30, 2005, compared to Rs.888.5 million for the six months ended September 30, 2004, representing an increase of Rs.353.2 million, or 39.8%. This increase was due to a Rs.77.1 million increase in direct expenses paid to franchisees and Cable Television Operators, or CTOs, for providing broadband delivery through cable, a Rs.72.2 million increase in personnel expenses of our directly billable manpower and the technology department, a Rs.127.0 million increase in bandwidth and voice termination costs, a Rs.55.1 million increase in cost of goods sold and Rs.21.8 million increase in other expenses. Cost of goods sold includes Rs.14.3 million towards an annual license fee on the revenue earned for VPN Services we provided.
               Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.898.2 million ($20.4 million) for the six months ended September 30, 2005, compared to Rs.647.6 million for the six months ended September 30, 2004, representing an increase of Rs.250.6, million, or 38.7%. This increase was due to an increase of Rs.135.6 million in administration and other expenses, Rs.67.8 million in personnel expenses due to increased staffing and salary increases and Rs.47.2 million in marketing and promotion expenses.
               Provision for doubtful receivables and advances. Provision for doubtful receivables and advances was Rs.33.1 million ($0.8 million) for the six months ended September 30, 2005, compared to Rs.25.8 million for the six months ended September 30, 2004, representing an increase of Rs.7.3 million, or 28.4%. We have taken measures to tighten credit control, which have improved collections and reduced receivables. These measures increased the provisions required to cover doubtful receivables, which resulted in the above mentioned increase over the same period of the previous year.
               Depreciation. Depreciation for the six months ended September 30, 2005 was Rs.214.4 million ($4.9 million), as compared to Rs.244.3 million for the six months ended September 30, 2004, representing a decrease of Rs.29.9 million, or 12.2%. There was a significant purchase of assets during the March and June 2000 quarters. Since most of the assets are depreciated over a 5-year period on the straight line method, these assets would have been fully depreciated either by March 2005 or June 2005, and have not contributed to the depreciation charge during the half year ended September 2005. As the purchase of new assets during the last few quarters is significantly lower than the purchase during the 2000 period mentioned above, the depreciation charge is lower. This decrease was also due to the change in the estimated life of certain computers and servers from 2 years to 5 years effected during the six months ended September 30, 2005.
               Amortization of intangible assets. Amortization of intangible assets was Rs.22.2 million ($0.5 million) for the six months ended September 30, 2005, compared to Rs.26.5 million for the six months ended September 30, 2004, representing a decrease of Rs.4.3 million, or 16.4%.
               Amortization of deferred stock compensation expenses. Amortization of deferred stock compensation expenses was Rs.2.0 million ($0.05 million) for the six months ended September 30, 2005, compared to Rs.6.7 million for the six months ended September 30, 2004, representing a decrease of Rs.4.7 million, or 70.6%. The decrease was due to a major portion of outstanding stock option grants being fully amortized by March 31, 2005.
               Foreign exchange gain/loss. Foreign exchange gain for the six months ended September 30, 2005 was Rs.2.6 million ($0.06 million), compared to Rs.29.8 million for the six months ended September 30, 2004, representing a decrease of Rs.27.2 million. During the six months ended September 30, 2005, the dollar appreciated from Rs.43.62 to Rs.43.94, which impacted the value of our US Dollar denominated deposits and resulted in a foreign exchange gain, whereas during the six months ended September 30, 2004, the dollar appreciated from Rs.43.40 as of March 31, 2004 to Rs.45.91 as of September 30, 2004.
               Other income (net). Other income was Rs.25.5 million ($0.6 million) for the six months ended September 30, 2005, compared to Rs.51.6 million for the six months ended September 30, 2004, representing a decrease of Rs.26.1 million, or 50.6%. This decrease is primarily due to the fact that during the six months ended September 30, 2004, an amount of Rs.15.7 million was recognized as gain on sale of our investment in Dr. Reddy’s Biosciences Limited (formerly Satyam Institute of E-Business Limited) consequent to a court verdict that settled an injunction petition and a write back of liabilities no longer required amounting to Rs.7.9 million. This decrease was partially offset by an increase in interest and other finance charges amounting to Rs.2.7 million.
               Equity in profit of affiliates. Equity in the profit of affiliates was Rs.29.4 million ($0.7 million) for the six months ended September 30, 2005, compared to Rs.18.3 million for the six months ended September 30, 2004, representing an increase of Rs.11.1 million, or 61.0%. During the quarter ended March 31, 2005, Refco-Sify completed a rights issue, in which we chose not to participate. As a result, our equity ownership in Refco-Sify has been reduced from 40% to 30%, effective March 15, 2005. Consequently, although Refco-Sify earned a profit of Rs.98.0 million for the six months ended September 30, 2005, as compared to Rs.45.7 million for the six months ended September 30, 2004, our proportionate share of the profit was lower. Our share of Refco-Sify’s profit for the six months ended September 30, 2005 was Rs.29.4 million based on our 30% ownership interest, compared to Rs.18.3 million for the six months ended September 30, 2004 based on our then 40% ownership interest.
               Net Loss. Our net loss was Rs.159.7 million ($3.6 million) for the six months ended September 30, 2005, compared to a net loss of Rs.100.9 million for the six months ended September 30, 2004.

Liquidity and Capital Resources
          The following table summarizes our statements of cash flows for the periods presented:

	Fiscal year ended						For the six months ended
	March 31,						September 30,
	2003		2004			2005	2005		2005
						(in thousands)
Net loss from continuing operations	Rs.	(1,329,388)	Rs.	(371,284)	Rs.	(307,576)	Rs.	(159,736)	$(3,636)
Net decrease/(increase) in working capital		52,320		52,199		202,293		42,618	970
Other adjustments for non-cash items		1,038,795		593,070		556,235		240,955	5,485
Net cash provided by/(used in) operating activities		(238,273)		273,985		450,952		123,837	2,819
Net cash provided by/(used in) investing activities		(273,674)		11,327		(523,504)		(314,896)	(7,167)
Net cash provided by/(used in) financing activities		758,777		189,958		69,182		(3,670)	(84)
Effect of exchange rate changes on cash		(7,345)		(47,063)		1,479		2,070	47
Net increase/(decrease) in cash and cash equivalents		239,485		428,207		(1,891)		(192,659)	(4,385)
          We intend to continue to focus on the reduction of our cash burn and generating cash surplus in fiscal 2006. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of Rs.1,131.3 million ($25.7 million) as of September 30, 2005, excluding restricted cash included in current assets of Rs.10.0 million ($0.2 million) and restricted cash included in non-current assets of Rs.1.0 million ($0.02 million), is sufficient to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.
          Cash balances held in foreign currency were Rs.551.0 million, Rs.557.7 million, Rs.293.2 million and Rs.284.2 million as of March 31, 2003, 2004, 2005 and September 30, 2005, respectively. Cash balances held in Indian currency were Rs.521.2 million, Rs.881.8 million, Rs.1,062.9 million and Rs.858.1 million as of March 31, 2003, 2004, 2005 and September 30, 2005, respectively. These amounts include cash and cash equivalents and restricted cash.
          Foreign exchange gain during the six months ended September 30, 2005 was Rs.2.6 million, compared to a foreign exchange gain during the six months ended September 30, 2004 of Rs.29.8 million. This foreign exchange gain is on account of cash held in foreign currency impacted by appreciation or depreciation of the U.S. Dollar against the Indian Rupee.
          Cash provided by operating activities for the six months ended September 30, 2005 was Rs.123.8 million ($2.8 million), representing cash provided by operations of Rs.81.2 million ($1.8 million) and a decrease in working capital of Rs.42.6 million ($1.0 million) due to decreases in prepaid expenses of Rs.27.4 million, investment in leases of Rs.3.0 million and other assets of Rs.1.9 million and increases in trade accounts payable of Rs.62.3 million, deferred revenue of Rs.99.8 million and advances from customers of Rs.23.8 million, offset by increases in amount due from related parties of Rs.16.5 million, inventories of Rs.19.9 million, accounts receivable of Rs.126.4 million and a decrease in other liabilities of Rs.10.5 million.
          Cash used by investing activities for the six months ended September 30, 2005 was Rs.314.9 million ($7.2 million) and principally consisted of purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs.337.4 million ($7.7 million), offset by proceeds from sale of property, plant and equipment of Rs.1.3 million ($0.02 million) and decrease in restricted cash of Rs.21.24 million ($0.5 million).
          Cash used in financing activities for the six months ended September 30, 2005 was Rs.3.7 million ($0.08 million) represented by principal payment under capital lease obligations.
          We incurred Rs.342.6 million and Rs.533.2 million for capital expenditure for the fiscal years ended March 31, 2004 and 2005, respectively. Capital expenditure for the six months ended September 30, 2005 were Rs.337.4 million.
          Although we have 146 points of presence in India, a need for expansion into smaller towns could arise as our corporate and data network services and broadband businesses grow. There are a number of ISPs and data/network service providers exiting the business and, depending on pricing and other terms, we may acquire one or more of these third parties. We will need to invest in technologies to increase the speed of the backbone and edge networks. We will also have to invest in wireless and wire line methods of last mile Internet access delivery. We may also add an owned access capability in the United States.
          In the ordinary course of our business, we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities.
Income Tax Matters
          For the year ended March 31, 2005, the end of our most recently completed fiscal year, we had a net tax loss carry forward of approximately Rs.4,475 million ($102.9 million), which is comprised of unabsorbed depreciation of Rs.2,390 million ($55.0 million) and business loss of Rs.2,085 million ($47.9 million).
          For fiscal 2005, the basic rate of corporate tax and surcharge were at 35% and 2.5% respectively, the education cess was 2% on the total tax, resulting in an effective tax rate of 36.6%. For fiscal 2006, the basic rate, surcharge and education cess are 30%, 10% and 2%, respectively, resulting in an effective tax rate of 33.7%.
          Under the Indian Income Tax Act, income tax is payable on the total income as computed under the Income Tax Act in respect of the previous year (fiscal year) relevant to the assessment year. Where the tax payable on the total income is less than 7.5% (excluding surcharges) of the book profit (profit computed as per the provisions of the Indian Companies Act), the book profit after adjusting for accumulated losses or carried forward depreciation (which ever is lower) shall be deemed to be the total income of the assessee, and the tax payable by the assessee on such total income shall be the amount of income tax at the rate of 7.5% (excluding surcharges).
          Under the current Indian Income Tax Act, we will be liable for payment of income tax only after we utilize the unabsorbed business loss of Rs.2,085 million ($47.9 million) (lower of carry forward depreciation or business loss). We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.
          The Finance Act, 2005 has introduced income tax on fringe benefits which is in addition to the income tax charged under the Income Tax Act, 1961. Fringe benefits tax (“FBT”) is payable by every employer in respect of fringe benefits provided or deemed to have been provided by the employer to his employees during the year. An employer is required to pay FBT even if no tax is payable on the total income. We have incurred an expenditure of FBT of Rs.5.0 million ($0.1 million) for the quarter ended September 30, 2005 and Rs.8.9 million ($0.2 million) for the six months ended September 30, 2005.
Off Balance Sheet Arrangement
          None.
Commitments
          As of September 30, 2005, we had spent approximately Rs.2,440.8 million to develop and deploy our network infrastructure. As of September 30, 2005, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period			(Rs. Million)
					More
Contractual					than 5
Obligations	Total	Less than 1 year	1-3 years	3-5 years	years
Capital Lease Obligations	7.7	5.2	2.5	—	—
Total Contractual Obligations	7.7	5.2	2.5	—	—

	Amount of Commitment Expiration Per Period			(Rs. Million)
Other Commercial	Total Amounts	Less than 1			Over 5
Commitments	Committed	year	1-3 years	4-5 years	years
Standby Letters of Credit	242.8	242.8	—	—	—
Guarantees	100.4	26.4	73.8	0.2	—
Other Commercial Commitments	85.5	85.5	—	—	—
Total Commercial Commitments	428.7	354.7	73.8	0.2	—

Effects of Inflation
          India has experienced relatively high rates of inflation. The rates of inflation in India were approximately 7% to 8% for a major part of 2004. Since mid-November 2004, inflation in India is on a downward trend and has eased to 4.2% as of September 2005. However, Inflation has not had a significant effect on our results of operations and financial condition to date.
Risk Factors
          Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in the annual report for the year ended March 31, 2005, before you make an investment decision regarding our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.
Risks Related to Sify Limited
Although we commenced operation of our private data network business in April 1998, launched our Internet portal website in October 1998 and Internet service provider operations in November 1998, we have added a number of new lines of business in the last five years, including the operation and licensing of public Internet cafés, as well as the provision of broadband services, security services and managed network services. It is therefore difficult to evaluate our company based on our historical results of operations.
          We commenced operation of our private data network business in April 1998 and launched our Internet portal website in October 1998 and Internet service provider operations in November 1998. We commenced retail Internet services by offering dial-up services from homes in November 1998, and later began offering public Internet access through a network of cybercafés in March 2000. In June 2003, we launched our high-speed Internet access through a network of independent Cable Television Operators, or CTOs. The industry we operate in is still evolving and therefore comparable benchmarks are not readily available. As of June 2005, the Internet penetration in India was only 0.7% according to figures compiled from Telecom Regulatory Authority of India’s, or TRAI’s, Report on Performance of Telecom Industry, June 2005. Due to our relatively short operating history, it is difficult to evaluate our performance in comparison to companies in other, more mature industries. You must consider the risks and difficulties frequently encountered by companies in this stage of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:
•	continue to develop and upgrade our technology;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage companies, which do not have an experience or performance base to draw on.
          Not only is our operating history short, but we have determined to compete in three primary businesses that we believe are complementary. These three businesses are corporate network/data services, retail Internet access services and online portal and content offerings. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our Internet services as well as the loss of advertising revenues.
For the fiscal year ended March 31, 2005 and the six months ended September 30, 2005, we incurred net losses of Rs.307.6 million and Rs.159.7 million ($3.6 million), respectively. As of September 30, 2005, we had an accumulated deficit of approximately Rs.12,575.3 million ($286.2 million). We anticipate incurring additional losses in the future because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.
          Since our founding, we have not been profitable and have incurred significant losses and negative cash flows. For the fiscal year ended March 31, 2005 and the six months ended September 30, 2005, we incurred net losses of Rs.307.6 million and Rs.159.7 million ($3.6 million). As of September 30, 2005, we had an accumulated deficit of approximately Rs.12,575.3 million ($286.2 million). We may continue to incur operating losses as we expand our services, advertise and promote our brand and respond to competition. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that an increasing number of consumers and corporate customers in India will be attracted to and use Internet access services, content available on the Internet and other connectivity services offered by us. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.
          During fiscal 2003, 2004 and 2005, our highest operational priority was to reduce cash burn incurred to build our company and infrastructure to support our rapid growth, which has now stabilized. Although we have significantly reduced our cash burn over the last three years and believe that these reductions are permanent, we do not know whether these measures, or other measures which we may undertake in the future, will be successful in improving cash flow in future periods.
We may be required to further modify the rates we charge for our services in response to new pricing models introduced by new and existing competition which would significantly affect our revenues.
               Our corporate network/data services business faces significant competition from well-established companies, including Bharti Tele – Ventures, VSNL, Reliance Infocomm, HCL Infinet, Tata Teleservices and the incumbent government-owned telecommunication companies, BSNL and MTNL.
               A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the future. As of June 2005, there were 168 Internet service providers that were operational in India. New entrants into the national Internet service provider market in India, especially the state run telecommunication companies, may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge prices that are lower than ours in order to attract subscribers. These factors have resulted in periods of significant reduction in actual average selling prices for consumer ISP services. We expect the market for Internet access and other connectivity services to remain extremely price competitive.
          Increased competition may result in further operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.
The Indian Department of Telecommunications, or “DOT”, had imposed a license fee for ISP’s, including our company, for providing VPN services and has announced new guidelines easing the eligibility criteria for the provision of NLD/ILD services in a step towards unified licensing.
          Our company and certain other ISP’s have been providing Internet Protocol Virtual Private Network, or IP VPN, services to their customers for a considerable length of time. These services have been construed to be similar to leased line services offered by national and international long distance service providers in India, which have objected to the provisioning of these services by ISPs. The DOT has decided to specifically include IP VPN services in the ISP license and has imposed a one-time entry fee for this purpose. In fiscal 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million to the Indian government as required by the DOT.
          The DOT also requires ISP licensees to pay an annual fee of 8% of adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license. We believe that this will not have any effect on our net earnings/losses for periods prior to January 11, 2005. The Internet Service Providers Association of India, or ISPAI, had contested the DOT decision with Telecom Disputes Settlement and Appellate Tribunal, or TDSAT. In a decision dated May 3, 2005, TDSAT has asked the DOT to determine the final quantum of license fee and annual fees after receiving recommendations from TRAI as is required under the procedures established by law for new licenses. On August 16, 2005, TRAI recommended reducing the one-time entry fee to Rs 3.0 million from Rs 100.0 million and no annual fee. Since DOT has yet to issue guidelines based on the recommendation, we continue to amortize the one-time entry fee and provide for an 8% annual fee on VPN revenue earned. We have provided for Rs. 14.3 million for the six months ended September 30, 2005 and Rs.5.6 million for the year ended March 31, 2005 towards the 8% annual fee on VPN revenue.
               On November 10, 2005, the Government of India issued guidelines for obtaining a National Long Distance (NLD) and International Long Distance (ILD) license and the terms and conditions for the license. These guidelines eliminated the IPVPN license and permitted existing IP VPN provisional license holders to migrate to the NLD/ILD service license. The guidelines allow a period of four months to conform to the requirements of the NLD/ILD license. We are evaluating the implications of these guidelines on our business. However, as the guidelines are not clear as to the payment of the license fee on the VPN services for the current period, we have provided for the same payment as per the provisional license guidelines.
If we do not apply for the NLD/ILD license before December 31, 2005 from the Government of India, we may not be able to continue to provide VPN services to corporates from January 1, 2006, which will have an impact on our financials.
               On November 10, 2005, the Government of India issued guidelines for obtaining National Long Distance (NLD) and International Long Distance (ILD) license and the terms and conditions for the license. These guidelines eliminated the IPVPN license and permitted existing IP VPN provisional license holders to migrate to the NLD/ILD service license. We are required to obtain the license to continue to provide VPN services to corporates. Our revenue earned from this segment for the year ended March 31, 2005 was Rs.482.84 million and for the six months ended September 30, 2005 was Rs.320.50 million. We are considering options to meet the license conditions and to apply for the NLD/ILD license before December 31, 2005.
Our marketing campaign to establish brand recognition and loyalty for the Sify Broadband, Sify Max, Sify and iway brands could be unsuccessful.
          In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the Sify,

iway, SifyOnline and other key brands. We plan to continue to incur significant marketing expenditure to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in business to offset our marketing expenditure, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.
If our efforts to retain our customers through past investment in network infrastructure and ongoing investment in online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.
          Our sales, marketing and other costs of acquiring new customers are substantial, relative to the fees actually derived from these customers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing customers, while continuing to attract new customers. We have invested significant resources in our network infrastructure and continue to invest in online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors has caused, and may continue to cause, some of our customers to switch to our competitors’ services. In addition, some new customers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our customer retention rate would likely decrease the revenues generated by our Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our past investment in network infrastructure and our ongoing investment in online content offerings and technical support or achieve positive cash flow or profitability in the future.
Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.
          Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. A significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on many factors, including the following:
•	the range of network/data services provided by us and the usage thereof by our customers; and

•	the number of subscribers to our Internet service provider service and the prevailing prices charged.

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners of our corporate network/data services division;

•	services, products or pricing policies introduced by our competitors;

•	capital expenditure and other costs relating to our operations;

•	the timing and nature of our marketing efforts;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments;

•	the introduction of alternative technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.
          We plan to continue to expand and develop content and enhance our technology. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.
          You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs will likely fall.
Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

          We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. A loss of customers or damage to our reputation would result in a decrease in the number of our subscribers, which would cause a material decrease in revenues. A violation of our Internet service provider license could result in the suspension or termination of that license, which would prevent us from carrying on a significant portion of our operations and materially adversely affect our operating results. Violations of our contracts with corporate customers could result in the termination of these contracts, which would cause a decrease in the revenues generated by our corporate data/network services division. Any of these failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.
          We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business.
Security breaches could damage our reputation or result in liability to us.
          Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.
          The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to contractually limit our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.
Over the past several years we have experienced significant growth, and continuing this pace of growth could put excessive strain on our resources, which in turn could adversely affect our results of operations.
         Over the last several years, we have experienced a period of significant revenue growth. This growth has placed, and will continue to place, a significant strain on our managerial, operational, financial and information systems resources. We will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staff. If we are unable to manage our growth effectively, we will be unable to implement our strategy, upon which the success of our business depends.
We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.
            Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer. Most of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel, other than our Chief Executive Officer. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our business strategy, upon which the success of our business depends.
Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.
            Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and, new SEC regulations and Nasdaq National Market rules, are creating uncertainty for us and similarly situated companies. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations.

Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.
          In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our independent auditors’ audit of that assessment will require the commitment of significant financial and managerial resources. We have formed an internal control steering committee and adopted a project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified, and validate through testing that our controls are functioning as documented. Our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.
          We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, Chief Executive Officer, and Chief Financial Officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may face difficulties in attracting and retaining qualified board members and executive officers, which could harm our business. If we fail to comply with new or changed laws or regulations, our business and reputation may be harmed.
We may not comply with local laws of other countries.
          As part of our international business, we may negotiate with and enter into contracts with strategic partners, clients, suppliers, employees and other third parties in various countries. We have little or no experience conducting business in many of these countries and our failure to comply with their laws may result in lawsuits or penalties, which could adversely affect our business or results of operations.
If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.
          Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names as defendants several of the underwriters involved in our initial public offering of American Depositary Shares. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In June 2003, the plaintiffs in the consolidated IPO class action lawsuits currently pending against us and more than 300 other issuers who went public between 1998 and 2000 announced a proposed settlement with us and the other issuer defendants. The proposed settlement provides that the insurers of all settling issuers will guarantee that the plaintiffs recover $1.0 billion from non-settling defendants, including the investment banks who acted as underwriters in those offerings. In the event that the plaintiffs do not recover $1.0 billion, the insurers for the settling issuers will make up the difference. We believe that we have sufficient insurance coverage to cover the maximum amount that we may be responsible for under the proposed settlement, which we estimate to be approximately U.S. $3.9 million. It is possible that the Federal District Court may not approve the settlement in whole or part. We believe that we have adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect on our company.
We face risks associated with potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.
          We may attempt to grow our business through acquisitions. We are actively seeking opportunities to expand our corporate services business, including through possible acquisition transactions in India, the United States or elsewhere. We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties that can provide access to those assets, if appropriate opportunities arise in the future. From time to time, we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.
          We have a significant, non-controlling minority interest in Refco-Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we generally are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company, subject to limitations in the case of losses that exceed our cost of investment. Thus, our reported results of operations can be significantly increased or decreased depending on the results of Refco-Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.
          In October 2005, Refco Group US (“Refco”), the 70% stockholder of Refco-Sify Securities India Private Limited (“Refco-Sify”), sought bankruptcy protection through a Chapter 11 filing at the New York Courts. Consequent to this, the businesses of Refco were under auction process and the auction bid has been won by M/s Man Financial Inc (“Man Financial”). The bid includes the holding of shares of Refco-Sify by Refco. In connection with the purchase of Refco-Sify shares by Man Financial, Man Financial and the Company executed a Shareholders’ Agreement on November 25, 2005, pursuant to which, among other things, the name of Refco-Sify will change to Man-Sify Securities India Private Limited (“Man-Sify”). The Company does not have the valuation basis or the amount for which Man Financial has estimated in its bid. The Company, however, understands that the bid is higher than the book value of the shares. Further, Sify understands that Refco-Sify’s business has not been significantly impacted due to these developments.
A significant majority of the iway cybercafés are franchised operations that we do not operate or control. We also provide Internet access services through a network of Cable Television Operators, or CTOs, whom we do not control.
        As of September 30, 2005, 2,866 cybercafés, representing substantially all of the iway cafes, were franchised by our company. Broadband Internet access to homes was provided through a network of 1,300 CTOs Our relationships with franchisees and CTOs are subject to a number of special risks. For example, we do not operate or control our franchisees or CTOs, and they may not meet their obligations under our agreements with them. The failure of a franchisee or CTO to provide quality services to its customers could result in end user dissatisfaction with our company. We may become involved in disputes with our franchisees or CTOs, which may result in litigation or the termination of one or more of our agreements. Our franchisees or CTOs could attempt to organize themselves into unions in order to negotiate more favorable terms in our agreements. Any failure to continue our relationships with our franchisees or CTOs on favorable terms could reduce the size of our market share for Internet access in India and decrease the revenues generated by our Internet access services division. Our company does not provide any financial support or guarantee to the franchisees.
The legal system in India does not protect intellectual property rights to the same extent as the legal system of the United States, and we may be unsuccessful in protecting our intellectual property rights.
            Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.
            Our efforts to protect our intellectual property may not be adequate. We hold no patents, and our competitors may independently develop similar technology or duplicate our services. Unauthorized parties may infringe upon or misappropriate our services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.
            We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.
Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.
            Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

          We do not plan to pay dividends in the foreseeable future.
          We do not anticipate paying cash dividends to the holders of our ADSs and equity share holders in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.
Risks Related to the ADSs and Our Trading Market
        The interests of our significant stockholder, Infinity Capital Ventures, L.P., may differ from your interests.
          As of the date of this report, Infinity Capital owns approximately 32% of our outstanding equity capital and Mr. Raju Vegesna of Infinity Capital serves as our Chairman of the Board of Directors. Upon the closing of the transaction contemplated by our Subscription Agreement, Infinity Capital will hold approximately 43% of our outstanding equity capital and we will appoint a second nominee of Infinity Capital to our Board of Directors. As a result, Infinity Capital will be able to exercise significant influence over many matters requiring approval by our board of directors and/or our stockholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:
•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.
          Circumstances may arise in which the interests of Infinity Capital, or a subsequent purchaser of the shares currently owned by Infinity Capital, could conflict with the interests of our other stockholders or holders of our ADSs. Infinity Capital could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs.
Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.
          Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of India World Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. At our December 2002 Extraordinary General Meeting, our stockholders approved a special resolution permitting us to issue up to 12.5 million additional equity shares in connection with the sale of equity shares to SAIF and Venture Tech, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares. We plan to hold an extraordinary general meeting in connection with our proposed issuance of equity shares or ADSs to Infinity Capital, and we will ask our stockholders to waive their preemptive rights with respect to such issuance.
          U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuance, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.
          As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.
          Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.
          As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.
The market price of our ADSs has been and may continue to be highly volatile.
          The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through December 5, 2005, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:
•	perception of the level of political and economic stability in India;

•	actual or anticipated variations in our quarterly operating results;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	our failure to integrate successfully our operations with those of any acquired companies;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.
          An active or liquid market for the ADSs is not assured.
          We cannot predict the extent to which an active, liquid public trading market for our ADSs will continue to exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States.
          The future sales of securities by our company or existing stockholders may reduce the price of our ADSs.
          Infinity Capital holds approximately 32% of our outstanding equity capital. Upon the closing of the transaction contemplated by our Subscription Agreement, Infinity Capital will hold approximately 43% of our outstanding equity capital. Any significant sales of our equity shares or ADSs might reduce the price of our ADSs and make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.
          Forward-looking statements contained in this report may not be realized.
        This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.
Risks Related to Investments in Indian Companies
          We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.
Political instability in India and around the world could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.
          During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed six times since 1996, including most recently in May 2004. The rate of economic liberalization, specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could also change. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.
Conflicts in South Asia and terrorist attacks in the United States, South Asia and around the world could adversely affect the economy and cause our business to suffer.
          South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. In 2003 and continuing through 2005, the United States and several other countries have conducted military operations against targets in Iraq. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.
We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.
          Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations, our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.
            If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.
Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.
          The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. Historically, the value of the rupee has declined against the U.S. dollar, although the rupee appreciated against the dollar in late 2003 and 2004. In fiscal 2005, the rupee depreciated in the first six months and thereafter appreciated considerably. Depreciation of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations. Appreciation of the rupee against the U.S. dollar will result in foreign exchange losses to the extent we hold excess cash in U.S. dollar-denominated investments.
The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.
          Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:
•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	In December 2004, the Government of India issued guidelines for license to offer Virtual Private Network, or VPN, services by ISPs. Consequently, we applied for the license, and the Government of India issued a letter of intent to our company on December 30, 2004 for amendment of our existing ISP license to include provision of VPN services. In January 2005, we paid Rs.100 million as a one-time entry fee and submitted a financial bank guarantee of Rs.10 million as required by the letter of intent. The one-time entry fee of Rs.100 million is evenly amortized over the 15-year estimated life of the license of 15 years.

On January 11, 2005, we received provisional permission from the DOT, Government of India to offer VPN service in accordance with the new guidelines. Final permission to offer VPN service will be effective only after we sign the amendment to the license agreement. However, the provisional permission does not carry any terms and conditions relating to the license.

The Indian Department of Telecommunications, or DOT, also requires the ISP licensees to pay an annual fee of 8% of the adjusted gross revenues generated under the ISP license. To date, the DOT has not issued any guidelines or procedures for implementing this decision. However, it is our understanding that the license fee provisions will become effective only after amendments to the license.

The Internet Service Provider Association of India, or ISPAI, had filed an appeal against this license with the Telecom Disputes Settlement and Arbitration Tribunal, or TDSAT. TDSAT directed Government of India to consult with TRAI before finalizing the license conditions.

TRAI recommended a reduction in the one-time entry fee to Rs.3 million from Rs.100 million and no annual fee.

Pending a revised guideline from DOT, we have provided Rs.14.3 million for the six months ended September 30, 2005 and Rs.5.6 million for the year ended March 31, 2005 towards the annual license fee. This is computed on the basis of 8% of the revenue earned on VPN services we provided. The exact quantum of annual license fee payable may vary significantly from the provision depending on the conditions to the final license agreement to be issued by DOT.

•	TRAI maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

On November 10, 2005 the Government issued guidelines for obtaining a National Long Distance (NLD) and International Long Distance (ILD) license and the terms and conditions for the license. These guidelines eliminated the IPVPN license and permitted existing IP VPN provisional license holders to migrate to the NLD/ILD service license. The guidelines allow a period of four months to conform to the requirements of the NLD/ILD license. We are evaluating the implications of these guidelines on our business.

However, as the guidelines are not clear as to the payment of a license fee on the VPN services for the current period, we have provided for the same payment as per the provisional license guidelines.
Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.
        The statutory corporate income tax rate in India was 35.0% during fiscal 2005 and was subject to a 2.5% surcharge and 2% education cess, resulting in an effective tax rate of 36.6%. For fiscal year 2006, the corporate income tax rate has been reduced to 30%, subject to a surcharge of 10% and education cess of 2%, resulting in an effective tax rate of 33.7%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India. The Finance Minister of India has recently introduced a fringe benefits tax that would be levied on employers. Under this fringe benefits tax, employers would be required to pay a tax of 30% exclusive of applicable surcharge and cess on the taxable value of the fringe benefits or privileges that are provided or deemed to be provided to employees on a collective, rather than individual, basis. We are assessing the impact of this tax, which will increase our tax liability and increase any loss or decrease any profits we might have in the future.
Risks Related to the Internet Market in India
          Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.
The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.
          Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobytes per second, or thousands of bits of data per second) or Mbps (megabytes per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints and lack of competition. The TRAI has recently issued a notification giving recommendations on a reduction in peak international and domestic bandwidth prices by 70% from the current ceiling. However, the recommendation on international bandwidth prices has been contested by some of the major incumbent players in the respective segments, and therefore it is unclear whether the TRAI recommendations will be implemented.
The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division may generate.
          The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. As of September 30, 2005, 2,866 iway cybercafés were franchised and 34 iway cybercafés were owned and operated by our company. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.
The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our Internet access services division might generate.
          The growth of our consumer services is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.
The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.
          Many of our existing and proposed services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:
•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.
If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce services.
Risks Related to the Internet
We may be liable to third parties for information retrieved from the Internet.
          Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.
The success of our strategy depends on our ability to keep pace with technological changes.
          Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop or otherwise acquire new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.
Our business may not be compatible with delivery methods of Internet access services developed in the future.
          We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third-party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.
Our service offerings may not be compatible with industry standards developed in the future.
          Our ability to compete successfully depends upon the continued compatibility and inter-operability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing services.
Item 3. Quantitative And Qualitative Disclosures About Market Risk
Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.
We also face market risk relating to foreign exchange rate fluctuations, principally relating to the fluctuation of U.S. dollar to Indian rupee exchange rate. Our foreign exchange risk principally arises from accounts payable to overseas vendors. This risk is partially mitigated as we hold balances in foreign currency with overseas banks. Our foreign exchange gain/(loss) was Rs.162 million, Rs.44.5 million, Rs.0.02 million, Rs.(52.1) million and Rs.2.6 million for fiscal years 2001, 2002, 2003, 2004 and 2005, respectively.
Item 4. Controls and Procedures
Not applicable.
Part II. Other Information
On November 10, 2005, Sify announced that Infinity Capital Ventures, LP (“Infinity Capital”) has acquired approximately 11.2 million Sify American Depositary Shares (“ADSs”) from Satyam Computer Services Limited (“Satyam”) for US $5.60 per share in cash through a Sponsored ADR Programme arranged by the Company. The total purchase price for the Satyam shares is approximately US $62.6 million. The sale of the Satyam shares has been completed and is not contingent on the proposed issuance of additional equity shares or ADSs described below.
In a separate transaction also on November 10, 2005, Sify and Infinity Capital entered into a Subscription Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from Sify approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares will be approximately US $37.6 million. The closing this transaction is expected to occur in late 2005 upon receipt of stockholder and regulatory approvals. Also on November 10, 2005, Sify, Infinity Capital and Raju Vagesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of Sify’s outstanding fully diluted equity.
In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of Sify’s Board of Directors. Following completion of the pending issuance of additional equity shares or ADS to Infinity Capital, Sify will appoint a second nominee of Infinity Capital to its Board of Directors.
Upon closing of the transactions, Infinity Capital will own approximately 40% of the fully diluted equity of Sify.
Item 1. Legal Proceedings
See Note 13 of notes to our unaudited condensed consolidated financial statements in Part I above and Note 28 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2005.
Item 2. Unregistered Sale of Equity Securities and Use of Proceeds
On November 10, 2005, Sify and Infinity Capital entered into a Subscription Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed to purchase from Sify approximately 6.7 million newly-issued equity shares or ADSs at a purchase price of US $5.60 per share in cash. The total purchase price for the newly issued shares will be approximately US $37.6 million. The closing this transaction is expected to occur in late 2005 upon receipt of stockholder and regulatory approvals. Also on November 10, 2005, Sify, Infinity Capital and Raju Vagesna entered into a Standstill Agreement pursuant to which, upon the terms and subject to the conditions set forth therein, Infinity Capital agreed not to purchase more than 45% of Sify’s outstanding fully diluted equity.
In connection with the transactions, Mr. Raju Vegesna of Infinity Capital was appointed as the Chairman of Sify’s Board of Directors. Following completion of the pending issuance of additional equity shares or ADS to Infinity Capital, Sify will appoint a second nominee of Infinity Capital to its Board of Directors.
Upon closing of the transactions, Infinity Capital will own approximately 40% of the fully diluted equity of Sify.
Items 3. Defaults Upon Senior Securities

None.
Item 4. Submission of Matters to a Vote of Security Holders
None.
Item 5. Other Information
None.
Item 6. Exhibits

10.1	Shareholders’ Agreement, effective November 25, 2005, by and among Sify Limited, Man Financial Holdings Limited and Refco-Sify Securities India Private Limited.

Signatures
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2005

SIFY LIMITED

	By:	/s/ R. Ramaraj

	Name:	R. Ramaraj
	Title:	Chief Executive Officer &
Managing Director

Exhibit Index
10.1	Shareholders’ Agreement, effective November 25, 2005, by and among Sify Limited, Man Financial Holdings Limited and Refco-Sify Securities India Private Limited.